Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 16, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2021;

•	to disclose the calculation of our November 30, 2020 net asset value (“NAV”) per share for all share classes; and

•	to provide a portfolio update.

January 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2021 (and repurchases as of December 31, 2020) is as follows:

Transaction Price (per share)

Class S	$25.3522

Class T	$25.1463

Class D	$25.1706

Class M	$25.2347

Class I	$24.6366

Class F*	$25.1111

Class Y*	$24.6695

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The January 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2020.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2020 (dollar amounts in thousands):

Components of NAV	November 30, 2020
Loans receivable	$596,528
Mortgage-backed securities held-to-maturity	37,174
Cash and cash equivalents	26,346
Restricted cash	23,391
Other assets	8,841
Collateralized loan obligation, net of deferred financing costs	(323,008)
Repurchase agreements payable, net of deferred financing costs	(58,108)
Accrued stockholder servicing fees (1)	(132)
Other liabilities	(6,717)

Net asset value	$304,315

Number of outstanding shares	12,096,930

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of November 30, 2020, we accrued under GAAP $14,375 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$133,877	$30,969	$14,133	$48,170	$50,837	$22,848	$3,481	$304,315
Number of outstanding shares	5,280,634	1,231,534	561,430	1,908,858	2,063,466	909,892	141,116	12,096,930

NAV per Share as of November 30, 2020	$25.3522	$25.1463	$25.1706	$25.2347	$24.6366	$25.1111	$24.6695

Portfolio Update

In November, we continued to execute on our primary investment objective of generating an attractive level of current income while NAV performance remained generally stable. An increase in the pace of capital raising over the last several months and the repayment of four loans since August provided us with significant capital to deploy into new originations at what we believe are attractive terms in the current environment.

We provided $25.6 million in two private, senior loans cross-collateralized by two industrial properties in San Diego County, California in November. The loans featured an average loan-to-value of 60%. Following month-end, we closed on a $22.3 million private, senior loan secured by a multi-building office campus in Los Angeles, California. The loan will be used to help reposition the property into Class A space for office and research and development use for creative technology, media and studio tenants in Los Angeles. The loan features a loan-to-value of 58%. With the retrenchment of many traditional and alternative lenders since the onset of COVID, we are pleased with our growing investment pipeline, including identified transactions of over $100 million in new loans. The timing of loan closings and repayments can be difficult to precisely predict from month-to-month. Therefore, in certain periods we may hold excess cash in the portfolio as we await to deploy the proceeds of the capital raise and repayments into new investments. As we saw in November, this could result in a slight decline in net asset value per share across our share classes ($0.01 to $0.015 per share).

As of November 30, 2020, we had not recorded any impairments or non-accruals in our loan portfolio. We continue to closely monitor our entire loan portfolio and remain in regular dialogue with our borrowers. As of November 30, 2020, 98% of our loan portfolio was current.